Global X Management Company LLC

March 11, 2015

VIA EDGAR CORRESPONDENCE

Ms. Catherine Courtney Gordon
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 218

Dear Ms. Gordon,

We are writing in response to oral comments provided to Daphne Chisolm on February 3, 2015, with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Summary

1.	Comment: Please discuss whether the use of “Super” in the name of the Fund is promissory or misleading.

Response: We do not believe that the use of “Super” in the name of the Fund is promissory or misleading. The use of “Super” refers to the index methodology that seeks to isolate the highest dividend payers.

Fees and Expenses - Principal Investment Strategies

2.	Comment: Please provide additional disclosure regarding the Fund’s principal investment strategies.

Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

3.	Comment: Please clarify risk disclosure.

623 5th Ave, 15th Floor | New York, NY 10022 | Direct: +1-888-GX-FUND-1 (+1-888-493-8631) www.globalxfunds.com

Response: We have revised the disclosure consistent with this comment.

Information Regarding the Underlying Index and the Index Provider

4.	Comment: Please update disclaimer disclosure

Response: We have revised the disclosure consistent with this comment.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Senior Vice President and General Counsel